FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2004


                                  UNILEVER PLC
                 (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: November 1, 2004

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            1 November 2004, Director Shareholding

Exhibit 99





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
UNILEVER PLC

2) Name of director
Mr A C BUTLER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Mr A C BUTLER

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) NO

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF EXECUTIVE SHARE OPTIONS AND PARTIAL SALE

7) Number of shares/amount of
stock acquired
29,828

8) Percentage of issued class
N/A

9) Number of shares/amount
of stock disposed
19,131

10) Percentage of issued class
NEGLIGIBLE

11) Class of security
ORDINARY 1.4P SHARES

12) Price per share
Exercise Price
297.50p
Sale Price
465.50p

13) Date of transaction
29 October 2004

14) Date company informed
29 October 2004

15) Total holding following this notification
113,846

16) Total percentage holding of issued class following this notification
0.004%

If a director has been granted options by the company please complete the following boxes

17) Date of grant
N/A

18) Period during which or date on which exercisable
N/A

19) Total amount paid (if any) for grant of the option
N/A

20) Description of shares or debentures involved: class, number
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22) Total number of shares or debentures over which options held following this notification
N/A

23) Any additional information
N/A

24) Name of contact and telephone number for queries
JOANNE MCDONALD 020 7822 5860

25) Name and signature of authorised company official responsible for making this notification
ALISON DILLON, DEPUTY SECRETARY

26)Date of Notification
1 November 2004





                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
UNILEVER PLC

2) Name of director
Mr K B DADISETH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Mr K B DADISETH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) NO

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF EXECUTIVE SHARE OPTIONS

7) Number of shares/amount of
stock acquired
4,208

8) Percentage of issued class
N/A

9) Number of shares/amount
of stock disposed
N/A

10) Percentage of issued class
NEGLIGIBLE

11) Class of security
ORDINARY 1.4P SHARES

12) Price per share
Exercise Price
297.50p

13) Date of transaction
29 October 2004

14) Date company informed
29 October 2004

15) Total holding following this notification
84,448

16) Total percentage holding of issued class following this notification
0.003%

If a director has been granted options by the company please complete the following boxes

17) Date of grant
N/A

18) Period during which or date on which exercisable
N/A

19) Total amount paid (if any) for grant of the option
N/A

20) Description of shares or debentures involved: class, number
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22) Total number of shares or debentures over which options held following this notification
N/A

23) Any additional information
N/A

24) Name of contact and telephone number for queries
JOANNE MCDONALD 020 7822 5860

25) Name and signature of authorised company official responsible for making this notification
ALISON DILLON, DEPUTY SECRETARY

26)Date of Notification
1 November 2004